SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35674; File No. 812-15728

Ardian Access LLC, et al.

July 11, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of
1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise
prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end
management investment companies and business development companies to co-invest in portfolio
companies with each other and with certain affiliated investment entities.

Applicants: Ardian Access LLC, Ardian US LLC, ARDIAN Investment UK Limited, ARDIAN
France, ARDIAN Investment Singapore Pte Ltd, ARDIAN Investment Switzerland AG, AA
Blocker LLC, AA HoldCo LLC, and certain of their affiliated entities as described in Appendix A
to the application.

Filing Dates: The application was filed on March 21, 2025, and amended on April 25, 2025, June
24, 2025, and July 9, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the
Commission orders a hearing. Interested persons may request a hearing on any application by e-
mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy
of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally
or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should

be received by the Commission by 5:30 p.m. on August 5, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Michael Ferragamo, Ardian Access LLC, 1370 Avenue of the Americas, New York, NY 10019; Gregory Davis, Ropes & Gray, Gregory.Davis@ropesgray.com; Christopher Labosky, Ropes & Gray, Christopher.Labosky@ropesgray.com.

FOR FURTHER INFORMATION CONTACT: Adam Large, Senior Special Counsel, Kris Easter Guidroz, Senior Counsel, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' third amended application, filed July 9, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's Office

of Investor Education and Advocacy at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.